# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mobileye Global Inc., CIK 0001910139
CUSIP: 60741F104
Title of class of securities: Class A Common Stock, $0.01 par value
Address of issuer's principal executive offices: c/o Mobileye B.V. Har Hotzvim, 1 Shlomo Momo HaLevi Street, Jerusalem, Israel (L3), 9777015
Date of event which requires filing of this statement: 02/03/2026
Filed by CIK 0001629689
Persons authorized to receive notices and communications: Liz Cohen-Yerushalmi, CLO/GC, c/o Mobileye B.V. Har Hotzvim, 1 Shlomo Momo HaLevi Street, Jerusalem, Israel (L3), 9777015, 972-2-541-7333

## Reporting persons
- Amnon Shashua (CIK 0001629689): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 17,779,501; shared voting power 0; sole dispositive power 17,779,501; shared dispositive power 0; aggregate amount beneficially owned 17,779,501 (7.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.01 par value
Name of issuer: Mobileye Global Inc.
Address of issuer's principal executive offices: c/o Mobileye B.V. Har Hotzvim, 1 Shlomo Momo HaLevi Street, Jerusalem, Israel (L3), 9777015

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Amnon Shashua ("Prof. Shashua" or the "Reporting Person") with respect to the shares of Class A Common Stock of Mobileye Global Inc. (the "Company") directly held by (and underlying options directly held by) him.
Residence or business address: The principal address of the Reporting Person is c/o Mobileye B.V. Har Hotzvim, 1 Shlomo Momo HaLevi Street Jerusalem 9777015, Israel.
Present principal occupation or employment: The principal occupation of Prof. Shashua is CEO and President of the Company.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: Prof. Shashua is a citizen of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 5, 2026 (the "Signing Date"), the Company and Mobileye Vision Technologies Ltd. ("MEIL"), a company organized under the laws of the State of Israel and a subsidiary of the Company, entered into a share purchase agreement (the "Share Purchase Agreement") to acquire 100% of the issued and outstanding stock of Mentee Robotics Ltd. ("Mentee", and such transaction, the "Acquisition"). The Acquisition was approved by the Company's Board of Directors (the "Board"), acting on the recommendation of a strategic transaction committee consisting of four disinterested directors (two of whom are independent). The Audit Committee of the Company's Board also approved the Acquisition pursuant to the Company's Related Persons Transaction Policy. Intel Corporation, as the sole beneficial holder of the Company's issued and outstanding Class B common stock, also approved the Acquisition pursuant to the Company's Amended and Restated Certificate of Incorporation. Prof. Shashua recused himself from the Board's consideration and approval of the Acquisition. Prof. Shashua is the Chairman, Co-Founder and a significant shareholder of Mentee.

On February 3, 2026 (the "Closing Date"), pursuant to the Share Purchase Agreement, the Company directly and indirectly acquired all of the outstanding share capital of Mentee and Prof. Shashua sold all of the issued and outstanding shares of Mentee to the Company that Prof. Shashua held immediately prior to the Closing Date in exchange for the right to receive (i) cash equal to fifty percent (50%) of Prof. Shashua's total consideration, less (a) fifty percent (50%) of Prof. Shashua's pro rata escrow amount contribution and (b) Prof. Shashua's pro rata representative expense amount contribution and (ii) shares of Class A common stock, par value $0.01 per share, of the Company (the "MBLY Global Common Stock"). The number of shares of MBLY Global Common Stock issued to Prof. Shashua was determined by dividing fifty percent (50%) of Prof. Shashua's total consideration by a volume weighted average of the closing sale prices for MBLY Global Common Stock as quoted on the NASDAQ Stock Market over the thirty (30) trading days ending immediately prior to the Signing Date. This resulted in Prof. Shashua receiving (in addition to Prof. Shashua's preexisting shareholding in the Company), a total of 15,543,098 shares of MBLY Global Common Stock. Such shares of MBLY Global Common Stock were deposited with a trustee (the "Trustee") and an amount of MBLY Global Common Stock equal to fifty percent (50%) of Prof. Shashua's pro rata escrow amount contribution is subject to an escrow agreement entered into on the Closing Date and pursuant to the Share Purchase Agreement.

Of the shares of MLBY Common Stock issued to Prof. Shashua (i) 1,554,310 shares of MBLY Global Common Stock are subject to a six-month lock-up period pursuant to a lock-up agreement entered into on the Closing Date, and (ii) 13,988,788 shares of MBLY Global Common Stock were deposited with the Trustee as deferred consideration pursuant to a deferred consideration agreement entered into on the Signing Date and a 104H and deferred consideration trust agreement entered into on the Closing Date (the "Deferred Shares"). The Deferred Shares will be released in equal portions in twenty-four and forty-eight months from the closing of the Acquisition, subject to continued employment, or under certain circumstances, affiliation, with the Company and its subsidiaries. Prof. Shashua does not have voting power in relation to the Deferred Shares.

## Item 4. Purpose of Transaction
Purpose of transaction: As described in Item 3 above, which description is incorporated herein by reference in answer to this Item 4, this Schedule 13D is being filed in connection with the consideration received under the Share Purchase Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentage of the shares of Class A Common Stock beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 243,613,499 shares of Class A Common Stock reported by the Issuer to be outstanding as of February 3, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Class A Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: There were no transactions in the class of securities reported on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Class A Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As described in Item 3, (i) 1,554,310 shares of MBLY Global Common Stock are subject to a six-month lock-up period pursuant to a lock-up agreement entered into on the Closing Date by and between the Company and Prof. Shashua, and (ii) 13,988,788 shares of MBLY Global Common Stock are Deferred Shares and were deposited with the Trustee as deferred consideration pursuant to a deferred consideration agreement entered into on the Signing Date by and among the Company, MEIL and Prof. Shashua and a 104H and deferred consideration trust agreement entered into on the Closing Date by and among the Company, MEIL, the Trustee and Prof. Shashua.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Lock-up Agreement, dated as of February 3, 2026, by and between Mobileye Global Inc. and Prof. Amnon Shashua.

2. Deferred Consideration Agreement, dated as of January 5, 2026, by and among Mobileye Global Inc., Mobileye Vision Technologies Ltd. and Prof. Amnon Shashua.

3. 104H and Deferred Consideration Trust Agreement, dated as of February 3, 2026, by and among Mobileye Global Inc., Mobileye Vision Technologies Ltd., IBI Trust Management, and Prof. Amnon Shashua.

## Signatures
- Amnon Shashua: /s/ Amnon Shashua, Amnon Shashua (02/10/2026)